Exhibit 99.4

KPMG LLP	Telephone	(306) 934-6200
Chartered Accountants	Fax	(306) 934-6233
600-128 4th Avenue South	Internet	www.kpmg.ca
Saskatoon Saskatchewan S7K 1M8
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Claude Resources Inc.

We consent to the inclusion in this annual report on Form 40-F of:

•
our auditors' report dated March 26, 2010 on the consolidated balance sheets of Claude Resources Inc. ("the Company") as at December 31, 2009 and 2008, and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years then ended,

•	our Report of Independent Registered Public Accounting Firm dated March 26, 2010 on the Company’s internal control over financial reporting as of December 31, 2009,

•	our auditors' report on reconciliation to United States GAAP dated March 26, 2010, and

•	our Comments by Auditors for US Readers on Canada-US Reporting Differences dated March 26, 2010 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2009.

Chartered Accountants

Saskatoon, Canada

March 26, 2010

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